January 2, 2013

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Maryse Mills-Apenteng, Esq., Special Counsel
Allicia Lam, Esq., Attorney-Advisor
Barbara Jacobs, Esq., Assistant Director

Re:	Request for Acceleration Verint Systems Inc. Registration Statement on Form S-4, as amended File No. 333-184628

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Verint Systems Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-184628) (the “Registration Statement”), so that the Registration Statement becomes effective at 10:00 a.m., Eastern time, on January 4, 2013, or as soon thereafter as practicable.

No underwriter is or will be involved in the offering contemplated by the Registration Statement, and a preliminary prospectus has not been distributed.

The Company acknowledges that should the Securities and Exchange Commission (the “Commission”) or the Commission staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, and the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. The Company also acknowledges that it may not assert Commission staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 2, 2013

If you have any questions with respect to this letter, please contact Brad Brasser of Jones Day at (312) 269-4252 or, in his absence, Jacob Tiedt of Jones Day at (312) 269-4357.

Sincerely,

VERINT SYSTEMS INC.

By:	/s/ Peter D. Fante
Peter D. Fante
Chief Legal Officer

cc:	Dan Bodner, Verint Systems Inc.
Jonathan Kohl, Verint Systems, Inc.
Randi C. Lesnick, Esq., Jones Day
Bradley C. Brasser, Esq., Jones Day
Jacob C. Tiedt, Esq., Jones Day